EXHIBIT (7)(b)

REINSURANCE AGREEMENT

BETWEEN

PACIFIC LIFE INSURANCE COMPANY

NEWPORT BEACH, CALIFORNIA

referred to as the “Ceding Company”

AND

M-LIFE INSURANCE COMPANY

DENVER, COLORADO

referred to as the “Reinsurer”

REINSURANCE AGREEMENT

This Agreement is made and entered into by and between Pacific Life Insurance Company (hereinafter referred to as the “Ceding Company”) and M-Life Insurance Company (hereinafter referred to as the “Reinsurer”).

The Ceding Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement solely between the Ceding Company and the Reinsurer, and performance of the obligations of each party under this Agreement will be rendered solely to the other party. In no instance will anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement, and the Ceding Company will be and remain the only party hereunder that is liable to any insured, policyowner or beneficiary under any policy reinsured hereunder.

Nothing in this Agreement shall limit, affect or impair the Ceding Company’s right to develop whatever product it wishes, to set the premium on its products, or to restrict its right to market its products through whatever agent it chooses and to whomever it chooses.

ARTICLE I

GENERAL PROVISIONS

1.	Policies and Risks Reinsured. The Reinsurer agrees to indemnify the Ceding Company for, and the Ceding Company agrees to reinsure with the Reinsurer, according to the terms and conditions hereof, the portion of the risks under the policies described in Schedule A attached hereto.

2.	Coverages and Exclusions.

A.	Only the life insurance policies, and any riders attached to those life insurance policies, described in Schedule A (herein collectively referred to as “policies”) are reinsured under this Agreement.

B.	Suicide and Rescission. Where death of an insured by suicide or a rescission of the policy results in a return of policy premiums rather than payment of the policy face value death benefits, then, in lieu of all other benefits hereunder, the Reinsurer shall refund to the Company the total reinsurance premiums paid respecting that policy.

C.	Misstatement of Age or Sex. If the age or sex of the insured was incorrectly stated, the Reinsurer shall receive a proportionate share of the increase or reduction of a claim settlement under the policy. The reinsurance shall be deemed rewritten as of the original date of policy issue using the correct age or sex to adjust the premiums and reserves. A proper adjustment shall be made in the reinsurance premiums, without interest.

D.	Reinstatements. If a lapsed policy that was ceded to the Reinsurer is reinstated, the appropriate amount of reinsurance shall be reinstated.

E.	Conversions and Exchanges. If a policy reinsured under any of the agreement or any other agreement with the reinsurer, is converted or exchanged without new evidence of insurability, the new policy will be automatically reinsured.

3.	Plan of Reinsurance. This indemnity reinsurance is a modified coinsurance basis. The intent of this Agreement is to pass all of the underlying risks assumed on the original policies, including the investment risk, to the Reinsurer without necessitating the Ceding Company to transfer the assets or their cash equivalents to the Reinsurer.

4.	Expenses. The Reinsurer will bear no part of the expenses incurred in connection with the policies reinsured hereunder, except as otherwise provided herein.

5.	Policy Changes. Any unscheduled increase in the reinsured policy, for which new evidence of insurability is required, shall be handled in the same way as new reinsurance. If all or any part of the reinsured policy at the date the reinsurance was effective is reduced in amount or terminated, or if all or any part of the original insurance in force shall be reduced in amount or terminated, the amount of reinsurance shall be reduced proportionately as of the date of such reduction or termination.

6.	No Extracontractual Damages. The Reinsurer does not indemnify the Ceding Company for, and will not be liable for, any extracontractual damages or extracontractual liability resulting from fraud, oppression, bad faith, strict liability, or negligent, reckless or intentional wrongs on the part of the Ceding Company or its directors, officers, employees and agents. The following types of damages are examples of damages that would be excluded from this Agreement for the conduct described above: actual damages, damages for emotional distress, and punitive or exemplary damages.

7.	Policy Administration. The Ceding Company will administer the policies reinsured hereunder and will perform all accounting for such policies.

8.	Inspection. At any reasonable time, the Ceding Company and/or the Reinsurer may inspect, during normal business hours, at the principal office of the other party, the original papers and any and all other books or documents relating to or affecting reinsurance under this Agreement. The Ceding Company an the Reinsurer will not use any information obtained through any inspection pursuant to this Paragraph for any purpose not relating to reinsurance hereunder.

9.	Taxes and Assessments. The allowance for any premium taxes, state guarantee fund assessments, special assessments or excise taxes paid in connection with the policies reinsured hereunder is included in Article III: Commissions and Expense Allowances. The Reinsurer will not reimburse the Ceding Company for any other taxes or assessments paid by the Ceding Company in connection with the policies reinsured hereunder.

10.	Condition. The reinsurance hereunder is subject to the same limitations and conditions specified in the policies issued by the Ceding Company which are reinsured hereunder, except as otherwise provided in this Agreement.

11.	Misunderstandings and Oversights. If any failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Ceding Company and the Reinsurer will adjust the situation to what it would have been had the misunderstanding or oversight not occurred.

12.	Amendments. This Agreement may be amended only by written agreement of the parties. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties.

13.	Entire Agreement. The terms expressed herein constitute the entire agreement between the parties with respect to the policies reinsured hereunder. There are no understandings between the parties with respect to the policies reinsured hereunder other than as expressed in this Agreement. The attached schedules are part of this agreement.

14.	Current Practices. The Ceding Company will not materially change, alter or otherwise compromise its underwriting, claims paying or administrative practices with respect to the policies reinsured hereunder without prior written consent of the Reinsurer.

15.	Jurisdiction and Service of Process. This reinsurance Agreement is a California contract and shall be construed under the laws of California. The Reinsurer agrees to submit itself to the jurisdiction of the courts of California, or a court of competent jurisdiction in any state of the United States and designate the California Commissioner of Insurance, or a designated attorney in California as the Reinsurer’s agent for service of process in California in any action, suit, or proceeding instituted by or on behalf of the Company for any matter arising out of this reinsurance Agreement.

16.	Confidentiality. The parties agree to maintain the confidentiality of the terms of this Agreement.

17.	Severability. If any portion of this Agreement shall be held illegal or unenforceable by a court of competent jurisdiction, the remaining portions of the Agreement shall be enforced in accordance with the present intent of the parties so long as the benefits and obligations hereunder are not unreasonably distorted and rendered unworkable and nonbeneficial by the court’s action.

ARTICLE II

REINSURANCE PREMIUMS

Reinsurance Premiums. The Ceding Company will pay the Reinsurer Reinsurance Premiums on all policies in effect under this Agreement in an amount equal to that portion of the gross premiums collected during the Accounting Period by the Ceding Company which corresponds to the portion of the policies reinsured hereunder. The Reinsurance Premiums paid to the Reinsurer by the Ceding Company will be remitted to the Reinsurer at the end of the Accounting Period during which the gross premiums were collected by the Ceding Company and the Reinsurer will treat any such Reinsurance Premiums as paid premium for annual statement purposes regardless of the mode of collection by the Ceding Company on the policies reinsured hereunder.

ARTICLE III

COMMISSIONS AND EXPENSE ALLOWANCES

1.	Commissions. The reinsurer shall reimburse the Company for the commissions for such then current accounting period on the portion of the premiums eligible for commission and reinsured hereunder for each and every accounting period for the duration of this Agreement. In shared case situations, that is, M Producer and non-M Producer, the non-M portion of the commission shall be adjusted to approximate the corresponding M commission.

2.	Expense Allowance. The Reinsurer shall reimburse the Company for the expenses it incurs from the ongoing costs of administration on the portion of the policies reinsured hereunder. Such amounts shall be as defined in Schedule E attached hereto.

ARTICLE IV

BENEFIT PAYMENTS

1.	Benefit Payments. Benefit Payments, as referred to in this Agreement, means the sum of (i) Claims, as described in Paragraph 2 below, and (ii) Cash Surrender Values, as described in Paragraph 3 below, and (iii) waiver benefits.

2.	Claims. The claim settlement, as determined by the Company, on the reinsured portion of the claims shall be unconditionally binding on the Reinsurer. The claims reimbursement by the Reinsurer will be based on incurred death claims during the accounting period and the amount of premium waived during the accounting period. The Reinsurer shall be liable for its share of claim expenses and any interest paid to the beneficiary. Claim expenses are the legal and investigative expenses connected with litigation or settlement of claims other than routine claim administrative expenses. Compensation of salaried officers and employees of the Company and any possible extra-contractual damages shall not be considered Claim expenses.

3.	Cash Surrender Values. The Reinsurer will reimburse the Ceding Company for that portion of the Cash Surrender Values paid by the Ceding Company in accordance with the terms of the policies reinsured hereunder which corresponds to the portion of the policies reinsured hereunder.

4.	Notice. The Ceding Company will notify the Reinsurer promptly after receipt of any information regarding Claims on policies reinsured hereunder. The reinsurance claim and copies of notification, claim papers, and proofs will be furnished to the Reinsurer upon request.

5.	Liability and Payment. The Reinsurer will accept the decision of the Ceding Company with respect to payment of Claims on policies reinsured hereunder. The Reinsurer will pay its proportionate share of Claims in a lump sum to the Ceding Company without regard to the form of settlement by the Ceding Company.

ARTICLE V

RESERVE ADJUSTMENTS

1.	Modified Coinsurance Reserve Adjustment.

A.	The Modified Coinsurance Reserve Adjustment will be computed each Accounting Period equal to (i) minus (ii) minus (iii), where:

(i)	equals the Modified Coinsurance Reserve, as defined in Paragraph 2 below, at the end of the current Accounting Period on the policies reinsured hereunder;

(ii)	equals the Modified Coinsurance Reserve, as defined in Paragraph 2 below, at the end of the preceding Accounting Period on the policies reinsured hereunder; and

(iii)	equals the Modified Coinsurance Reserve Investment Credit described in Schedule C.

With respect, however, to the Accounting Period during which the Effective Date of this Agreement occurs, the reference in (ii) above to “the end of the preceding Accounting Period” refers to the Effective Date of this Agreement. In the Accounting Period in which termination of this Agreement occurs, the reference in (i) above to “the end of the current Accounting Period” refers to the terminal accounting date, as described in Article IX, Paragraph 2.

B.	For any Accounting Period in which the amount computed in A. above is positive, the Reinsurer will pay the Ceding Company such amount. For any Accounting Period in which the amount computed in A. above is negative, the Ceding Company will pay the Reinsurer the absolute value of such amount.

2.	Modified Coinsurance Reserve. The term “Modified Coinsurance Reserve,” as used in this Agreement, means the statutory reserve on the portion of the policies reinsured hereunder. The term “statutory reserve” as used in this Agreement, means the total Separate Account and General Account reserves calculated by Ceding Company under its state insurance regulations and in accordance with accepted actuarial industry practices. The General Account reserves and liabilities reinsured hereunder include the basic reserves for the General Account as well as any additional reserves such as for substandard risks, minimum death benefit Guarantees, and AIDS reserve. The General Account Reserves can be found on Line 1, Page 3 of the Annual Statement. The Separate Account Reserves consist of the sum of Line 27, the insert for Line 13A, and Line 25.02 of Page 3 of the Annual Statement.

ARTICLE VI

DAC TAX REIMBURSEMENT

1.	DAC Tax Reimbursement. The DAC Tax Payment shall be calculated as follows:

DAC	=	[k*(.95)*(NC)*(NQ)—AMORT] * [TAX%/(1-TAX%)] ARM
Where:
DAC	=	DAC Tax Payment for Settlement of Account Date
k	=	DAC Tax capitalization rate, equal to .077
NQ	=	Percentage of Non Qualified consideration incurred
NC	=	The Cash Settlement Value (see Schedule B) prior to inclusion of DAC Tax Reimbursement
AMORT	=	Amortization (over 10 years) relating to prior DAC capitalization under this Agreement
TAX %	=	The Federal Corporate Income Tax—currently 35%
ARM	=	Armstrong’s Constant
	=	1-[k*(TAX%)*(.95)/(1-TAX%)]

2.	Payment. A DAC Tax Payment with a positive sign is payable by the Company to the Reinsurer with the Quarterly or Annual Account Settlement. A DAC Tax Payment with a negative sign is payable by the Reinsurer to the Company with the Quarterly or Annual Account Settlement.

3.	Effective Tax Rate. For purposes of this Agreement, the Effective Tax Rate equals 35 percent. However, in the event that the maximum corporate federal income tax rate applicable to life insurance companies changes, the Effective Tax Rate will change accordingly.

4.	Capitalization Rate. For purposes of this Agreement, the Capitalization Rate equals 7.7 percent. However, in the event that the federal DAC tax capitalization rate applicable to individual life insurance policies changes, the Capitalization Rate will change accordingly.

5.	DAC Tax Election. The Company and the Reinsurer elect in accordance with Treasury Regulations Section 1.848-2(g)(8) as follows:

(a) For each taxable year under this Agreement, the party with net positive consideration, as defined in the regulations promulgated under Treasury Code Section 848, will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(b) The parties agree to exchange information pertaining to the amount of net consideration for this Agreement to ensure consistency for purposes of computing specified policy acquisition expenses.

(c) This election shall be effective for 1992 and for all subsequent taxable years for which this Agreement remains in effect.

ARTICLE VII

ACCOUNTING AND SETTLEMENTS

1.	Quarterly Accounting Period. Each Accounting Period under this Agreement will be a calendar quarter, except that: (a) the initial Accounting Period runs from the Effective Date of this Agreement through the last day of the calendar quarter during which the Effective Date of this Agreement falls, and (b) the final Accounting Period runs from the end of the preceding Accounting Period until the terminal accounting date of this Agreement as described in Article IX, Paragraph 2. However, the Reinsurer reserves the right to adjust all accounting and settlements to a calendar year-to-date basis.

2.	Quarterly Accounting Reports. Quarterly accounting reports in the form of Schedule B will be submitted to the Reinsurer by the Ceding Company for each Accounting Period not later than twenty (20) days after the end of each Accounting Period.

3.	Amounts Due Quarterly. Except as otherwise specifically provided in this Agreement, all amounts due to be paid to either the Ceding Company or the Reinsurer under this Agreement will be determined on a net basis at the end of each Accounting Period and will be due and payable within 45 days after the end of the Accounting Period.

4.	Annual Accounting Reports. The Ceding Company will provide the Reinsurer with annual accounting reports within thirty (30) days after the end of the calendar year for which such reports are prepared. These reports will contain sufficient information about the policies reinsured hereunder to enable the Reinsurer to prepare its annual financial reports. Information provided will include Exhibit 8 by reserve basis, information from Page 3, information from Page 8, information from Page 24 and Schedule S of the NAIC Convention Blank.

5.	Estimations. If the amounts, as described in Paragraph 2 above, cannot be determined by the dates described in Paragraph 3 above, on an exact basis, such payments will be paid in accordance with a mutually agreed upon formula which will approximate the actual payments. Adjustments will then be made to reflect actual amounts when they become available.

6.	Delayed Payments. For purposes of Paragraph 3 above, if there is a delayed settlement of a payment due, there will be an interest penalty, at an interest rate of six percent per annum for the period that the amount is overdue. For purposes of this Paragraph, a payment will be considered overdue after the date such payment is due.

7.	Offset of Payments. All monies due either the Ceding Company or the Reinsurer under this Agreement or any other agreements will be offset against each other, dollar for dollar, regardless of any insolvency of either party. However, in the event of an insolvency, offsets will be allowed in accordance with the statutory, common and case laws of the state taking jurisdiction over the insolvency as such laws exist as of the Effective Date of this Agreement.

8.	Trust Account. If for any reason the Reinsurer is required to establish a liability under this Agreement, and if the Company requests, the Reinsurer agrees to establish a trust account at a bank in California which is a member of the Federal Reserve System and shall deposit admissible assets under the insurance laws of California with a value of not less than the Reinsurer’s net liability as reasonably determined by the Company for risks reinsured under this Agreement. The trust account shall hold assets for the payment of the Reinsurer’s obligations under this Agreement. Withdrawal of funds from the trust cannot be made without the consent of the Company.

9.	Settlement Amounts. Schedule B (page 36) provides for cash settlements, and it is anticipated that in most instances cash payment will be made. However, at any point in time, if the cumulative sum of all earnings, E, for any issue year block, payable to the Reinsurer are negative, then the cash that the Reinsurer may pay the Company cannot exceed R x E, where R = the ratio of Account Values for the Separate Account plus loaned Values to total Account Values. R will be revised at each quarter end. The amount that Reinsurer does not pay the Company on account of this provision will be called the “Capital Account,” and will incur an interest rate of 12% per annum, until the Capital Account is paid off. For purposes of determining E, the interest on the Capital Account will be included.

ARTICLE VIII

DURATION AND RECAPTURE

1.	Duration. This Agreement shall be unlimited as to its duration, but with respect to new business, either party may terminate this Agreement on the earliest of: (a) without cause as of the end of any calendar year so long as written notice is given to the other party at least one year in advance of the termination date; and (b) immediately upon any “transfer” of any “Business” as those terms are defined in Transfer Restrictions below. If this Agreement is terminated for new cessions, such termination will be effective for all policies with issue dates after the termination date; new policies issued thereafter as a result of exchanges or conversions of reinsured policies without new evidence of insurability will be reinsured under this Agreement.

2.	Reinsurer’s Liability. The liability of the Reinsurer with respect to any policy reinsured hereunder will begin simultaneously with that of the Ceding Company, whether at the time of application or delivery of the policy, but not prior to the Effective Date of this Agreement. If no policy liability has commenced under the policy to which the application relates and the Ceding Company is liable for life insurance risk under a receipt, binding letter, or temporary insurance agreement or through the acceptance of an initial premium, then the Reinsurer shall automatically reinsure such risks. The Reinsurer’s liability with respect to any policy reinsured hereunder will terminate on the earliest of: (i) the date the Ceding Company’s liability on such policy is terminated; or (ii) the date this Agreement is terminated. Termination of the Reinsurer’s liability is subject to payments in respect of such liability in accordance with the provisions of Article IX of this Agreement. In no event should the interpretation of this Paragraph imply a unilateral right of the Reinsurer to terminate this Agreement.

Except for recapture, this Agreement shall not be terminated with respect to ceded business without the written agreement of the parties and then only after the Reinsurer gives the Colorado Insurance Division 90 days prior written notice by registered mail.

3.	Termination for Nonpayment of Reinsurance Premiums or Other Amounts Due. If the Ceding Company fails to pay the Reinsurance Premiums or any other amounts due to the Reinsurer pursuant to this Agreement, within sixty (60) days after the end of any Accounting Period, the Reinsurer may terminate this Agreement subject to thirty (30) days prior written notice to the Ceding Company.

4.	Recapture. There shall be no right of recapture so long as the Reinsurer is not impaired or insolvent. However, if the Reinsurer becomes impaired or insolvent, the Company shall have the right to recapture business ceded under this Agreement on prior written notice. Impaired means a financial situation in which the assets of an insurer are less than the sum of the insurer’s minimum required capital, minimum required surplus and all liabilities as determined in accordance with the requirements for the preparation and filing of the annual statement of an insurer. The Reinsurer shall be deemed insolvent if any state commissioner shall commence proceedings to place the Reinsurer under its supervisory authority pursuant to any delinquency proceeding for the purpose of liquidating, rehabilitating, reorganizing or conserving the

Reinsurer. Upon recapture by the Company, the present value of the existing block of business as of the notice date shall be paid to the Reinsurer’s conservator, liquidator or statutory successor. Such present value shall be the present value of the net future payments to the Reinsurer under this Agreement. If the total is positive, the Company shall pay the positive present value to the Reinsurer’s conservator, liquidator or statutory successor. If the total is negative, the Company may offset the value as provided under this treaties Off Set provisions. The assumptions used to determine the net payments and their present value shall be those used in the Company’s internal GAAP statement. At the Reinsurer’s request, an independent actuary shall be used to verify that the Company’s calculations are accurate, based on such GAAP assumptions. The independent actuary must be satisfactory to both the Company the Reinsurer and the cost shall be born equally. Upon such recapture the Reinsurer’s obligation to the Company under this Agreement shall terminate. After notice of recapture under this Paragraph the Company shall have no obligation to make payments to the Reinsurer under this Agreement.

5.	Transfer Restrictions.

(a)	Definition of Transfer. For the purpose of this paragraph, “transfer” means any transfer, sale, exchange, or foreclosure. “Transfer” includes transferring any of the reinsured business or policies by the Reinsurer to another insurance company, whether by indemnity reinsurance or by assumption reinsurance.

(b)	Transferability. No profit interest, risk, or reinsured business under this Agreement (“Business”) may be transferred by the Reinsurer to any person without first complying with Paragraph (c) directly below. Any transfer in violation of this restriction shall automatically at the option of the Company cause a recapture of all the policies reinsured under this Agreement without the payment of any present value as defined in the section on recapture (any other provision to the contrary not withstanding). Retrocession of YRT risks or stop loss coverage in the ordinary course of business are not subject to this transfer restriction.

(c)	Right of First Purchase.

(1)	If a transfer of any Business is contemplated, the Reinsurer or any subsequent transferor, must first offer the Business proposed to be transferred to the Company as follows.

(2)	The transferor must give written notice (the “Notice”) to the Company stating the name of the proposed transferee and all the terms and conditions of the proposed transfer and offering to transfer the Business on those terms to the Company. For 90 days following receipt of the Notice (the “Purchase Period”), the Company shall have the right to purchase the Business proposed to be transferred on the same terms and conditions as set forth in the Notice. If at the end of the Purchase Period the Company has not accepted this offer, the Company shall execute a document stating that it consents to the proposed transfer. The proposed transfer must then be completed within 90 days following the expiration of the Purchase Period to the person named in the Notice on substantially the same terms and conditions as set out in the Notice. The Company shall be given a true and correct copy of all closing documents. If the proposed transfer is not completed by the end of the 90th day following the expiration of the Purchase Period, transferor must submit a new written notice to the Company and follow the other rules set forth above, in order to comply with the restrictions in this Paragraph.

(3)	Regardless of the failure of the Company to exercise its right to purchase any business under this Article VIII, the restrictions contained in this Paragraph continue to apply to all persons who hold or may hold any interest in this Agreement and to any subsequent transfers of business reinsured hereunder.

(d)	Release of Reinsurer. Unless the Company agrees in writing to release Reinsurer, Reinsurer will remain liable for its duties and obligations under this Agreement.

(e)	Rule Against Perpetuities. If this Section VIII should be held to be a violation of the rule against perpetuities but for Part (e), the right of first purchase will expire, listed at the end of 20 years after the last to die of the members of the Board of Directors of M Life as of January 1, 1999.

ARTICLE IX

TERMINAL ACCOUNTING AND SETTLEMENT

1.	Terminal Accounting. In the event that this Agreement is terminated in accordance with Article VIII, Paragraph 3, or all reinsurance under this Agreement is recaptured in accordance with Article VIII, Paragraph 4, a Terminal Accounting and Settlement will take place.

2.	Date. The terminal accounting date will be the earliest of: (1) the effective date of recapture pursuant to any notice of recapture given under this Agreement, (2) the effective date of termination pursuant to any notice of termination given under this Agreement, or (3) any other date mutually agreed to in writing.

3.	Settlement. The Terminal Accounting and Settlement will consist of:

(a)	the quarterly settlement, as provided in Article VII, Paragraph 3, computed as of the terminal accounting date; and

(b)	payment by the Ceding Company to the Reinsurer of an amount equal to the Modified Coinsurance Reserve on the policies reinsured hereunder as of the terminal accounting date. If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Ceding Company, such amount will be paid by the Reinsurer to the Ceding Company. If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Reinsurer, such amount will be paid by the Ceding Company to the Reinsurer.

4.	Supplementary Accounting and Settlement. In the event that, subsequent to the Terminal Accounting and Settlement as provided above, a change is made with respect to any amounts due, a supplementary accounting will take place pursuant to Paragraph 3 above. Any amount owed to the Ceding Company or to the Reinsurer by reason of such supplementary accounting will be paid promptly upon the completion thereof.

ARTICLE X

ARBITRATION

1.	Arbitration.

It is the intention of the Company and Reinsurer that the customs and practices of the insurance and reinsurance industry shall be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all things with the highest good faith. If the Company and the Reinsurer cannot mutually resolve a dispute which arises out of or relates to this Agreement, however, the dispute shall be decided through arbitration as set forth below in the section entitled Arbitration Procedure. The arbitrators shall base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law. There shall be no appeal from their decision, except that either party may petition a court having jurisdiction over the parties and the subject matter to reduce the arbitrator’s decision to judgment.

2.	Arbitration Procedure.

To initiate arbitration, either the Company or the Reinsurer shall notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent shall respond to the notification in writing within ten (10) days of its receipt.

The arbitration hearing shall be before a panel of three arbitrators, each of whom must be a present or former officer of a life insurance company. An arbitrator may not be a present or former officer, attorney, or consultant of the Company or the Reinsurer or either’s affiliates.

The Company and the Reinsurer shall each name five (5) candidates to serve as an arbitrator. The Company and the Reinsurer shall each choose one candidate from the other party’s list, and these two candidates shall serve as the first two arbitrators. If one or more candidates so chosen shall decline to serve as an arbitrator, the party which named such candidate shall add an additional candidate to its list, and the other party shall again choose one candidate from the list. This process shall continue until two arbitrators have been chosen and have accepted. The Company and the Reinsurer shall each present their initial lists of five (5) candidates by written notification to the other party within twenty-five (25) days of the date of mailing of the notification initiating the arbitration. Any subsequent additions to the list which are required shall be presented within twenty (20) days of the date the naming party receives notice that a candidate that has been chosen declines to serve.

The two arbitrators shall then select the third arbitrator from the eight (8) candidates remaining on the lists of the Company and the Reinsurer within fourteen (14) days of the accept of their positions as arbitrators. If the two arbitrators cannot agree on the choice of a third then this choice shall be referred back to the Company and the Reinsurer. The Company and the Reinsurer shall take turns striking the name of one of the remaining candidates from the initial eight (8) candidates until only one candidate remains. If the candidate so chosen shall decline to serve as the third arbitrator, the candidate whose name was stricken last shall be nominated as the third arbitrator. This process shall continue until a candidate has been chosen and has accepted. This candidate shall serve as the third arbitrator. The first turn at striking the name of a candidate shall belong to the party that is responding to the other party’s initiation of the arbitration. Once chosen, the arbitrators are empowered to decide all substantive and procedural issues by a majority of votes.

It is agreed that each of the three arbitrators should be impartial regarding the dispute and should resolve the dispute on the basis described in the “ARBITRATION” paragraph and this ARBITRATION PROCEDURE section. Therefore, at no time will either the Company or the Reinsurer contact or otherwise communicate with any person who is to be or has been designated as a candidate to serve as an arbitrator concerning the dispute, except upon the basis of jointly drafted communications provided by both the Company and the Reinsurer to inform those candidates actually chosen as arbitrators of the nature and facts of the dispute. Likewise, any written or oral arguments provided to the arbitrators concerning the dispute shall be coordinated with the other party and shall be provided simultaneously to the other party or shall take place in the presence of the other party. Further, at no time shall any arbitrator be informed that the arbitrator has been named or chosen by one party or the other.

The arbitration hearing shall be held on the date and at the location fixed by the arbitrators. In no event shall this date be later than six (6) months after the appointment of the third arbitrator. As soon as possible, the arbitrators shall establish prearbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party shall provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they shall give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. The party initiating the arbitration shall have the burden of proving its case by a preponderance of the evidence. Each party may examine any witnesses who testify at the arbitration hearing. Within twenty (20) days after the end of the arbitration hearing, the arbitrators shall issue a written decision that sets forth their findings and any award to be paid as a result of the arbitration, except that the arbitrators may not award punitive or exemplary damages. In their decision, the arbitrators shall also apportion the costs of arbitration, which shall include, but not be limited to, their own fees and expenses.

3.	Enforcement.

The parties intend this Paragraph to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. Section 1 et seq.) including any amendments to that Act which are subsequently adopted. In the event that either party refuses to submit to arbitration as required by this Agreement, the other party may request a United States Federal District Court to compel arbitration in accordance with the Federal Arbitration Act. Both parties consent to the jurisdiction of such court to enforce this Paragraph and to confirm and enforce the performance of any award of the arbitrators.

ARTICLE XI

INSOLVENCY

Insolvency. In the event of the insolvency of the company, all reinsurance will be payable directly to the liquidator, receiver, or statutory successor of the company without diminution because of the insolvency of the company.

In the event of insolvency of the company, the liquidator, receiver or statutory successor will immediately give written notice to M Life of all pending claims against the company on any policies reinsured. While a claim is pending, M Life may investigate and interpose, at its own expense, in the proceedings where the claim is adjudicated, any defense or defenses which it may deem available to the company or its liquidator, receiver or statutory successor. The expense incurred by M Life will be chargeable, subject to court approval, against the company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the company solely as a result of the defense undertaken by M Life. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the company.

Any debts or credits, matured or unmatured, liquidated or unliquidated, in favor of or against either M Life or the company with respect to this Agreement or with respect to any other claim of one party against the other are deemed mutual debts or credits, as the case may be, and will be offset, and only the balance will be allowed or paid.

ARTICLE XII

EXECUTION AND EFFECTIVE DATE

In witness of the above, this Agreement is executed in duplicate on the dates indicated below with an Effective Date of January 1, 1999.

PACIFIC LIFE INSURANCE COMPANY (“Ceding Company”)
ATTEST:
By:	By:
Title:	Title:
Date:	Date:

M-LIFE INSURANCE COMPANY (“Reinsurer”)
ATTEST:
By:	By:
Title:	Title:
Date:	Date:

SCHEDULE A

POLICIES AND RISKS REINSURED

1.	Business Subject to this Agreement.

(a)	Business Reinsured. All policies constituting Agency Business, as set out below in paragraphs (b) and (c), are reinsured under the terms of this Agreement. These policies will be referred to as the “policy, policies, reinsured policy or reinsured policies” in this Agreement.

(b)	Agencies. “Agencies” or “Agency”, for purposes of this Agreement, are the Agencies who are identified as being affiliated with M Financial Group on the Company’s administration systems at the time that business is placed.

(c)	Agency Business. Agency Business shall be the plans of M’s Versatile Product (MVP) variable life insurance placed by any Agency with a policy issue date on or after January 1, 1999. Backdated policies will also be included. A policy is either included or excluded on a 100% basis. For shared cases, if at least one of the producers is affiliated with an M Agency then the policy is included on a 100% basis.

2.	Policies and Risks Reinsured.

Under this Agreement, the Reinsurer reinsures a 50% percent quota share of the Ceding Company’s liability on those life policies issued by the Ceding Company and described above. Accidental Death Benefit coverage is excluded.

3.	Facility of Reinsurance.

The company and the Reinsurer agree that the reinsurance ceded shall exclude 100% of the mortality risk in excess of $400,000 on such 50% quota (“excess mortality risk”). The Company agrees to obtain and maintain yearly renewable term reinsurance on such excess mortality risk for the benefit of the Reinsurer from a third party reinsurance company provided that:

(a)	The Company shall take account of all the costs and benefits of such third party reinsurance in its reporting responsibilities as set forth elsewhere in this agreement.

(b)	The Reinsurer shall administer the third party reinsurance and shall periodically report to the Company all premiums and benefits transacted.

(c)	If such third party reinsurance transaction involves the payment of an experience refund payable on the reinsurance ceded, Company agrees to credit such experience refund payment to the benefit of the Reinsurer.

(d)	The Company agrees to permit the Reinsurer to negotiate the terms of such third party reinsurance.

(e)	The Company agrees not to amend the terms of such third party reinsurance without the consent of the Reinsurer.

.

SCHEDULE B

QUARTERLY REPORT OF ACTIVITY AND SETTLEMENTS

FROM CEDING COMPANY TO REINSURER

Reporting Quarter:

Calendar Year:

Date Report Completed:

1. Reinsurance Premiums (Article II, Paragraph 1)

2. Net Facility of Reinsurance (Schedule A)

3. Benefit Payments (Article IV)

a. Claims

b. Cash Surrender Values

Benefit Payments = a + b

4. Commissions (Article III, Paragraph 1)

5. Expense Allowance (Article III, Paragraph 2)

6. Modified Coinsurance Reserve Adjustment (Article V, Paragraph 1)

a. Modified Coinsurance Reserve end of current Accounting Period

b. Modified Coinsurance Reserve end of preceding Accounting Period

c. Modified Coinsurance Reserve Investment Credit (Schedule C)

Modified Coinsurance Reserve Adjustment = a – b – c

7. DAC Tax Reimbursement (Article VI)

8. RBC Charge (Schedule D)

9. Charge for Non-Deductibles (Schedule D)

10. Cash Settlement = 1 – 2 – 3 – 4 – 5 – 6 – 7 – 8 – 9

Additional year-end financial information will be provided, for example, statutory reserves, policy loans, RBC, etc.

SCHEDULE C

MODIFIED COINSURANCE RESERVE INVESTMENT CREDIT

1.	Separate Account Modified Coinsurance Reserve Investment Credit. The Modified Coinsurance Reserve Investment Credit is equal to the sum of the Periodic Separate Account Investment Credits for each Valuation Date in any Accounting Period. A Periodic Separate Account Investment Credit as of any Valuation Date is the total of all accrued investment income and capital gains and losses, realized and unrealized, during the period since the preceding Valuation Date. For purposes of this Schedule, a Valuation Date is any date on which the New York Stock Exchange is open for trading and the Separate Accounts of the Ceding Company are revalued. The Separate Accounts of the Ceding Company are those supporting the policies described in Schedule A. Periodic Separate Account Investment Credits will be adjusted for investment expenses, but will not be adjusted for income taxes or changes in any provision for taxes or charges for mortality and expense risks.

2.	General Account Loan Interest. Let EOP = End of Period, and BOY = Beginning of Year

For loaned policy values, investment income equals:

+	LOAN INTEREST PAID
+	EOP ACCRUED LOAN INTEREST
-	EOP UNEARNED LOAN INTEREST
-	BOY ACCRUED LOAN INTEREST
+	BOY UNEARNED LOAN INTEREST
-	LOAN EXPENSES AT .25% ANNUAL RATE ON BOY POLICY LOAN BALANCE*

*	POLICY LOAN BALANCE equals LOAN BALANCE adjusted for ACCRUED and UNEARNED LOAN INTEREST

3.	Other General Account Investment Income. The Investment effective annual rate is equal to the simple average of the published credited renewal rate on unborrowed funds in the fixed account plus a margin. These rates are used for first and renewal years. The margin is defined as 40 basis points and may vary for variable life products added by amendment to the Agreement.

a)	Interest on Beginning Assets.

For product specific unloaned policy values, investment income is equal to the product specific effective annual rate above (including margin), adjusted for the appropriate period, multiplied by the product specific:

+	BOY TOTAL FIXED ACCOUNT RESERVES
-	BOY VARIABLE RESERVE ALLOWANCE
-	BOY LOAN BALANCE
+	BOY PENDING CLAIMS AND IBNR

b)	Investment Income on Cash Flow.

Investment income on cash flow from the average date of receipt/disbursement for a calendar quarter period is equal to the effective annual rate above (including margin), adjusted for the appropriate period, multiplied by the sum of the calendar quarter reinsured items from the fixed and/or variable accounts:

+	POLICY LOADS (Variable only)
+	COST OF INSURANCE (Variable only)
+	NET FUND TRANSFER TO THE FIXED ACCOUNT
+	PREMIUM ALLOCATED TO THE FIXED ACCOUNT

-	COMMISSIONS NET OF CHARGEBACK (COMP)
-	EXPENSE ALLOWANCES
-	DEATH CLAIMS
-	CASH SETTLEMENT
-	DAC TAX PAYMENTS
-	NET FUND TRANSFER FROM THE FIXED ACCOUNT

-	GROSS SURRENDERS FROM FIXED
+	SURRENDER CHARGE
-

Reasonable approximations will be employed if data is not directly available.

SCHEDULE D

OTHER CHARGES/CREDITS

1.	1999 RBC Charge. For the separate account portion of the product, the charge is 7.5% x 200% x C4; for the fixed account portion of the product, the charge is 4.62% x 200% x (C1 + C3 + C4). The terms C1, C3, and C4 are equal to the components of Risk Based Capital for the Ceding Company as defined by NAIC regulations.

2.	Year 2000 and beyond RBC Charge. For the separate account portion of the product, the charge is 7.5% x 200% x C4; there is no charge for the fixed account portion of the product (under current guidelines there is no C4 charge for the fixed account portion of a variable product). These charges will remain in effect until the NAIC treatment of MODCO RBC changes.

3.	Charge for Non-Deductibles. Let NTD denote the Non-Tax Deductible items, including, but not limited to the excess of statutory reserves over Federally prescribed tax reserves. Then the charge for these items is 12% x NTD x Tax% ÷ (1 – Tax%), where TAX% = The Federal Corporate Income Tax—currently 35%.

SCHEDULE E

EXPENSE ALLOWANCES

1.	First Year. 19% of the first target premium plus $510 per policy for non-Guaranteed Issue products or plus $360 per policy for Guaranteed Issue products.

2.	All Years. 4.03% of premium (2.5% premium tax plus 1.53% policyholder DAC tax) plus $160 per policy. The $160 is increased by 3% each year through the 20th year. Fixed Account: .15%; Separate Account: .15%; M Fund: .05%.

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